 USMetals, Inc.
4535 W. Sahara Avenue, Suite 200
Las Vegas, NV 89102

July 16, 2013

VIA EDGAR

Ms Pamela Howell
United States Securities &
Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

RE:	USMetals, Inc. REGISTRATION STATEMENT ON FORM 10 FILE NO. 000-54975

Dear Ms. Howell:

USMetals, Inc. (the “Company”) hereby respectfully requests the withdrawal, effective immediately, of its Registration Statement on Form 10 (File No. 000-54975) originally filed with the Securities & Exchange Commission (the “Commission”) on June 16, 2013 (the “Registration Statement”).  The Registration Statement has not become effective.

The Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement.  Please e-mail a copy of the order to the undersigned at: robert@uscorpgold.com with a copy to the Company’s outside legal counsel, Dennis Brovarone, Dbrovarone@aol.com.

If you have any questions regarding the foregoing application for withdrawal, please contact me at (702) 933-4034 or Dennis Brovarone at (303) 466-4092.

Very truly yours, /s/ Robert Dultz Robert Dultz USMetals Inc. President and CEO